FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                            For the month of December

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "The Group")

            Interim Results for the six months to 30 September 2005

Summary

  - Continuing operations' sales of EUR362.5 million are 11% ahead of corresponding period last year, reflecting the acquisition of Royal Doulton


  - Net loss on continuing operations of EUR94.7 million compared with EUR94.5 million last year.


  - New four and a half year banking facility of EUR250 million will provide Group with additional liquidity.


  - First set of results reported under International Financial Reporting Standards.


Business Renewal

  - Fundamental restructuring under way following receipt of funds from EUR100 million rights issue and we expect that the targeted ongoing annual benefits of EUR90 million will be realised.


  - Benefits immediately evident of Royal Doulton acquisition and are likely to exceed original expectations.


  - Focussed on simplifying the Group: the number of stock keeping units have been halved; two major factories have been closed since January 2005.


  - Margins are being targeted through pricing action.


  - New prestigious distribution channels, including Bed Bath & Beyond and Linens 'n Things, mean we are reaching new customers.


  - New leadership introduced throughout the Group to energise the business.


  - New contemporary and innovative product ranges introduced e.g.
    Waterford's Connoisseur Collection, Jasper Conran at Wedgwood, Gordon Ramsay at Royal Doulton and Rosenthal's 'Home Designs'.

Peter Cameron, Group Chief Executive, commented:

"This is a business in transition. We knew that losses would continue, as they have in the April-September 2005 period, but the EUR90 million restructuring programme will change the business fundamentally.

"We are already seeing benefits from the restructuring, in particular the acquisition of Royal Doulton earlier this year. Sales on our continuing operations are up 11% to EUR362.5 million, compared with the same period last year. The success of the Royal Doulton acquisition can be seen most clearly in the Ceramics Group, with sales of EUR244.3 million, up 27% over the same period last year.

"I am pleased to report that we have negotiated and signed a new four and a half year banking facility of EUR250 million with a syndicate of banks lead by Bank of America and GE. This replaces our existing banking arrangements.

"Across all our businesses we are introducing contemporary, exciting new ranges. For example, Waterford's crystal is legendary, but we have not had a dedicated range of stem ware for the serious wine drinker. With the new Connoisseur Collection, we now do. This and other focussed new business initiatives to drive profitability are all in various stages of implementation. When the benefits of all these actions flow through, Waterford Wedgwood's turnaround will have been effected."

                                                           12 December, 2005

Enquiries:

Waterford Wedgwood                                        +353 (0) 1 607 0166
Peter Cameron, Chief Executive
Patrick Dowling, Chief Financial Officer

Powerscourt (UK and International Media)                  +44 (0) 20 7236 5615
Rory Godson
Anthony Silverman

Dennehy Associates (Irish Media)                          +353 (0) 1 676 4733
Michael Dennehy



                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "The Group")

Overview

With the Group restructuring, the EUR100m rights issue and full integration of Royal Doulton, it has been a busy half-year for the Group.

First half sales of continuing operations (that is, with Royal Doulton included this year but not in last year and All-Clad excluded in both years) at prevailing exchange rates, are up 11% reflecting the acquisition of Royal Doulton. However, on a like-for-like basis sales of EUR362.5 million are 7% down on last year (that is, with Royal Doulton included in both years and All-Clad excluded in both years, and at constant exchange rates).

Encouragingly, the dollar has strengthened in recent weeks and we have taken advantage of this to increase our cover for next year. However, as we indicated at the Preliminary Results in June 2005, and again at our AGM in October 2005, the Group has faced serious challenges: a soft dollar for most of the year, weak demand and below optimal throughput for our manufacturing operations. This has resulted in an operating loss (before amortisation of intangibles and exceptional items) of EUR36.8 million.

The integration of Royal Doulton has gone well and we have continued to identify opportunities for greater savings than originally envisaged. The EUR100m rights issue to fund the restructuring has been completed. During the past six months we have focussed on implementing our Group-wide restructuring programme and on right-sizing the company. We have developed new contemporary product ranges and have entered retail channels new to our brands, but wholly compatible with them. New leadership has been put in place in many parts of the organisation; particularly important were the appointments of Peter Cameron as Chief Executive of Waterford Wedgwood plc and Moira Gavin as the Chief Executive of Wedgwood.

Group restructuring

In May 2005 we announced a Group wide restructuring programme that would focus on reducing Waterford Wedgwood's cost base, funded by a EUR100m rights issue. The aims of the restructuring were to remove excess capacity, improve manufacturing efficiency and enable a more complete integration of Royal Doulton into the Group. Implementation of these radical changes is proceeding to plan and we expect that the targeted ongoing annual benefits of EUR90 million will be realised. These benefits will start to flow through in the second half of the current fiscal year but it will be next year (the year to March 2007) before the major impact is felt.


Divisional Overview


Waterford Crystal

Waterford Crystal sales of EUR99.6 million are 10% down at constant exchange (12% down at prevailing exchange) due mainly to weak market conditions in the US and certain supply chain constraints, now resolved.

However, Waterford has entered important new retail channels such as the US chains, Bed Bath & Beyond and Linens 'n Things and has launched a number of exciting product initiatives. The Connoisseur Collection is the first Waterford range specifically targeted at the specialist wine drinker. Also new is 'Ballet', a beautiful collection of contemporary stemware, giftware and dinnerware.

Ceramics Group

The Ceramics Group's sales of EUR244.3 million are 27% up reflecting the acquisition of Royal Doulton. Excluding the acquisition, however, sales are 6% down at constant exchange (7% down at prevailing exchange). This reflects difficult retail markets in the UK, Germany and the US and some supply chain difficulties which have now been overcome.

However, Royal Doulton brings great opportunities to the Ceramics Group, as exemplified by the collaboration with Gordon Ramsay, probably Britain's best known chef. Wedgwood and Rosenthal are also revitalising their businesses with new contemporary product introductions. For example, Wedgwood has introduced a range of dramatic new designs by Jasper Conran and Rosenthal's 'Home Designs' is a collection of coordinated home accessories, not previously associated with the brand.


W-C Designs and Spring

W-C Designs & Spring sales of EUR18.6 million are 13% down at constant exchange (15% down at prevailing exchange) due mainly to weakness in the US table linens market. W-C Designs is addressing this issue by shifting its sales mix towards the more robust markets for bed linens and bath towels.

Financial

Operating loss

The Group reports an operating loss of EUR69.4 million compared with a loss of EUR47.3 million for the same period last year. Excluding amortisation of intangibles and exceptional items, the operating loss is EUR36.8 million compared with a loss of EUR20.3 million for the same period last year. Lower sales volumes, less than optimal throughput for our manufacturing operations and adverse exchange account for the year-over-year change.

Exceptional Items

Exceptional items this year total a loss of EUR31.5 million compared with EUR26.4 million last year. This year the main exceptional items are a EUR62.9 million charge for the restructuring programme offset by gains on sales of under utilised properties. Last year's exceptional charges relate mainly to losses taken as part of the working capital reduction programme.

Discontinued operations

Last year's accounts included a profit from discontinued operations of EUR106.8 million. This relates to the All-Clad business which was sold in July 2004. The EUR106.8 million comprises EUR2.0 million profit after tax earned by All-Clad before the disposal and the EUR104.8 million gain on disposal.

Cash Flow and Net Debt

Net debt, including finance lease obligations, at 30 September 2005 amounted to EUR312.0 million (30 September 2004: EUR307.0 million). The movement in net debt over the period primarily reflects inflows from the two rights issues and sale of surplus property, less cash outflows as a result of trading losses and the acquisition of Royal Doulton.

International Financial Reporting Standards ("IFRS")

These are the first interim accounts prepared under IFRS. The Group accounts had previously been reported in accordance with accounting practice generally accepted in the Republic of Ireland (Irish GAAP). We have today issued a separate statement setting out the impact of transition to IFRS.

The transition to IFRS has resulted in a number of changes to the Group balance sheet. One of the most notable impacts is the treatment of retirement benefit obligations. Under IFRS, the Group has recognised its retirement benefit obligations as a non-current liability on the balance sheet, which consequently impacts on total shareholder equity. Under Irish GAAP, certain retirement benefit obligations did not impact total shareholder equity. For the six-months to 30 September 2005, the Group has included retirement benefit obligations amounting to EUR293.2 million in its balance sheet, which in large part has contributed to the total shareholder deficit of EUR123.7 million. Current funding levels are designed to address the retirement benefits deficit.

Brands

The value of the Waterford, Wedgwood and Rosenthal brands are not included in the balance sheet. Recently acquired brands, such as Royal Doulton, are included.

Current trading

Current trading remains challenging and sales performance in October-November was similar to the six months to September 30. The US dollar has strengthened recently and we have taken advantage of this in the cover we have put in place for next year. The second half of Fiscal 2006 should show some improvement over the first half. However, in Fiscal 2007 the major impact of restructuring and the new business initiatives will be realised with the objective of returning the business to profitability in that year.

                                                           12 December, 2005



                         Consolidated Income Statement


                                                       6 months to
                                            30 September        30 September
                                                  2005                2004
                                    Note    EURm      EURm      EURm      EURm

Revenue by division - Continuing
operations
Waterford Crystal                                     99.6               112.9
Ceramics Group                                       244.3               192.4
WC Designs & Spring                                   18.6                21.7
                                                     -------             -------
Total revenue                                        362.5               327.0
Operating costs                                     (463.3)             (376.4)
Other operating income                                31.4                 2.1
                                                     -------             -------
Operating loss                                       (69.4)              (47.3)

Operating loss analysed as:
Operating loss before amortisation
of intangibles
and exceptional items                      (36.8)              (20.3)
Exceptional items                      5   (31.5)              (26.4)
Amortisation of intangibles            7    (1.1)               (0.6)
                                           -------             -------
                                           (69.4)              (47.3)
                                           =======             =======

Finance costs                          4             (25.1)              (45.5)
                                                     -------             -------
Loss before income tax                               (94.5)              (92.8)
Income tax expense                                    (0.2)               (1.7)
                                                     -------             -------

Loss for the period - Continuing
operations                                           (94.7)              (94.5)

Discontinued operations
Profit for the period from
discontinued                           3                 -               106.8
operations                                           -------             -------
(Loss)/profit for the period                         (94.7)               12.3
                                                     =======             =======

(Loss)/profit attributable to:
Equity holders of the Company                        (97.0)               11.9
Minority interests                                     2.3                 0.4
                                                     -------             -------
                                                     (94.7)               12.3
                                                     =======             =======


Loss per share continuing
operations
- Basic (cents)                        6           (2.91c)             (8.03c)
- Diluted (cents)                      6           (2.91c)             (8.03c)

Earnings per share discontinued
operations
- Basic (cents)                        6                 -               9.04c
- Diluted (cents)                      6                 -               9.04c

Total (loss)/earnings per share                    (2.91c)               1.01c




                           Consolidated Balance Sheet


                                                             As at
                                                 30 September     30 September
                                                         2005             2004
                                          Note           EURm             EURm

ASSETS
Non-current assets
Property, plant and equipment                           201.3            205.0
Intangible assets - goodwill and brands      7          124.8             42.9
Intangible assets - other                                 2.9              4.2
Financial assets                                          3.6             12.3
Deferred income tax assets                                1.1             13.0
                                                     ----------      -----------
Total non-current assets                                333.7            277.4
                                                     ----------      -----------

Current assets
Inventories                                             250.3            262.9
Trade and other receivables                             127.5            119.3
Cash and cash equivalents                                63.8             26.6
                                                     ----------      -----------
Total current assets                                    441.6            408.8
                                                     ----------      -----------

Total assets                                            775.3            686.2
                                                     ==========      ===========

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                  (350.3)          (307.3)
Finance lease obligations                               (23.8)           (24.4)
Deferred income tax liability                           (11.7)               -
Retirement benefit obligations                         (293.2)          (189.5)
Other non current liabilities                            (7.0)            (8.2)
                                                     ----------      -----------
Total non current liabilities                          (686.0)          (529.4)
                                                     ----------      -----------

Current liabilities
Trade and other payables                               (150.4)          (154.9)
Restructuring provision                      8          (51.0)            (3.3)
Finance lease obligations                                (1.7)            (1.9)
Current income tax liability                             (7.7)            (5.2)
Derivative financial instruments                         (2.2)               -
                                                     ----------      -----------
Total current liabilities                              (213.0)          (165.3)
                                                     ----------      -----------

Total liabilities                                      (899.0)          (694.7)
                                                     ==========      ===========

Total assets less total liabilities                    (123.7)            (8.5)
                                                     ==========      ===========

EQUITY
Capital and reserves attributable to the
Company's equity holders
Equity share capital                                    324.1             73.5
Share premium account                                   203.7            213.7
Revaluation reserve                                       7.2              7.2
Other reserve                                             3.7              3.0
Cash flow hedge reserve                                  (1.0)               -
Foreign currency translation reserve                     (2.6)            (5.7)
Retained earnings                                      (661.6)          (303.0)
                                                     ----------      -----------
                                                       (126.5)           (11.3)
Minority interest                                         2.8              2.8
                                                     ----------      -----------
Total equity                                           (123.7)            (8.5)
                                                     ==========      ===========


                        Consolidated Cash Flow Statement

                                                        6 months to
                                              30 September       30 September
                                                       2005               2004
                                                       EURm               EURm


Cash flows from operating activities
Cash used in operations                              (102.2)             (40.3)
Income tax paid                                           -               (1.4)
                                                   ----------        -----------
Net cash used in operating activities                (102.2)             (41.7)
                                                   ==========        ===========

Cash flows from investing activities
Disposal of All Clad USA Inc, net of cash
disposed                                                  -              193.3
Purchase of property, plant and equipment              (7.2)              (5.9)
Proceeds from sale of property, plant and
equipment                                              30.6                3.9
Acquisition costs relating to Royal Doulton            (0.8)                 -
                                                   ----------        -----------
Net cash generated from investing activities           22.6              191.3
                                                   ==========        ===========

Cash flows from financing activities
Proceeds from issue of shares                         101.5                  -
Expenses relating to the issue of shares               (2.7)                 -
Makewhole payments                                        -               (5.8)
Interest paid                                         (15.7)             (19.4)
Debt issue costs                                          -               (5.5)
Other finance costs                                    (1.6)              (4.4)
Proceeds from borrowings                              122.3              155.9
Repayment of borrowings                               (80.2)            (284.7)
Payment of finance lease liabilities                   (0.5)              (0.6)
                                                   ----------        -----------
Net cash generated from/(used in) financing
activities                                            123.1             (164.5)
                                                   ==========        ===========

Net increase/(decrease) in cash and cash
equivalents                                            43.5              (14.9)
Cash and cash equivalents at beginning of the
period                                                 20.0               41.8
Exchange gains and losses on cash and cash
equivalents                                             0.3               (0.3)
                                                   ----------        -----------
Cash and cash equivalents at the end of the
period                                                 63.8               26.6
                                                   ==========        ===========

   Reconciliation of operating loss to net cash used in operating activities

                                                          6 months to
                                                 30 September     30 September
                                                         2005             2004
                                                         EURm             EURm


Operating loss before exceptional items and
amortisation of intangibles                             (36.8)           (20.3)
Depreciation                                             17.3             17.9
Non-cash share based payment                              0.2              0.2
Unrealised foreign exchange movements                    (0.3)            (1.8)
Restructuring expenditure                               (22.4)            (9.2)
                                                     ----------      -----------
Loss from operations before changes in working
capital and provisions                                  (42.0)           (13.2)
Increase in inventories                                 (23.4)            (9.1)
Increase in operating receivables                       (17.5)           (19.5)
(Decrease)/increase in operating payables               (19.3)             1.5
                                                     ----------      -----------
Cash used in operations                                (102.2)           (40.3)
                                                     ==========      ===========

            Consolidated Statement of Recognised Income and Expense

                                                          6 months to
                                                 30 September     30 September
                                                         2005             2004
                                                         EURm             EURm

Items of income and expense recognised directly
within equity:
Currency translation                                      1.2             (5.7)
Actuarial loss on Group defined benefit
pension schemes                                          (9.7)           (29.6)
Losses relating to cash flow hedging                     (1.5)               -
                                                    -----------       ----------

Net expense recognised directly in equity               (10.0)           (35.3)
(Loss)/profit after tax for the financial
period                                                  (94.7)            12.3
                                                    -----------       ----------

Total recognised income and expense for the
period                                                 (104.7)           (23.0)
                                                    ===========       ==========

Attributable to:
Equity holders of the Company                          (107.0)           (23.3)
Minority interest                                         2.3              0.3
                                                    -----------       ----------

Total recognised income and expense for the
period                                                 (104.7)           (23.0)
                                                    ===========       ==========

                  Consolidated Statement of Changes in Equity

                                                        6 months to
                                             30 September       30 September
                                                     2005                 2004
                                                     EURm                 EURm

At the beginning of the period                     (117.1)                14.3
Impact of adoption of IAS 39                          1.2                    -
                                                -----------           ----------
At beginning of period as adjusted                 (115.9)                14.3
Issue of Waterford Wedgwood stock units             101.5                    -
Costs of issuing Waterford Wedgwood stock
units                                                (4.8)                   -
Share based payment                                   0.2                  0.2
Total recognised income and expense for the
period                                             (104.7)               (23.0)
                                                -----------           ----------

At the end of the period                           (123.7)                (8.5)
                                                ===========           ==========



                                     Notes

                           Supplementary information

1. International Financial Reporting Standards

Basis of preparation of the unaudited interim financial statements

This financial information comprises the consolidated balance sheets as of 30 September 2005 and 30 September 2004 and the related consolidated interim statements of income and cash flows for the six months then ended of Waterford Wedgwood plc (hereinafter referred to as "financial information").

Previously the Group prepared its audited annual financial statements and unaudited six month results under Irish Generally Accepted Accounting Principles (Irish GAAP). From 1 January 2005 the Group is required to present its annual consolidated financial statements in accordance with IFRSs as adopted for use in the European Union (EU).

This financial information has been prepared in accordance with the Listing Rules of the Irish Stock Exchange. In preparing this financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements in accordance with IFRSs as adopted for use in the EU as of 31 March 2006.

As a result, although this financial information is based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the Company prepares its first set of financial statements in accordance with IFRSs as adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 "First Time Adoption of International Financial Reporting Standards". IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS. Details of these exemptions and the group's provisional accounting polices, the reconciliations of the Group's equity as of 1 April 2004, 30 September 2004 and 31 March 2005 and the results for the period /year ended 30 September 2004 and 31 March 2005 reported under Irish GAAP to the basis of preparation described in this note are included in the Group restatement of financial information under IFRS report which is published at the same time as this interim report and which is available on the Group's website www.waterfordwedgwood.com and should be read in conjunction with this interim report.

The Group has chosen not to adopt IAS 34 "Interim financial statements" in preparing its 2005 interim statements.


2. Exchange Rates

The exchange rates used for consolidation purposes between the euro and the principal currencies in which the Group does business were as follows:



                      Income statement                Balance sheet as at
                         6 months to
                 30 September   30 September      30 September   30 September
                         2005           2004              2005           2004

U.S. Dollar             $1.24          $1.21             $1.20          $1.24
Sterling              GBP0.68        GBP0.67           GBP0.68        GBP0.69
Yen                   Y135.49        Y133.42           Y136.39        Y137.28


3. Discontinued operations

In July 2004, the Group disposed of its interest in All Clad USA Inc. The profit from discontinued operations comprises the following:



                                                                   6 months to
                                                                  30 September
                                                                          2004
                                                                          EURm

Revenue                                                                   24.2
Operating costs                                                          (21.9)
                                                                      ----------

Operating profit                                                           2.3
Finance costs                                                             (1.3)
                                                                      ----------

Profit before income tax                                                   1.0
Income tax                                                                 1.0
                                                                      ----------

Profit after income tax                                                    2.0
Gain on disposal                                                         104.8
                                                                      ----------

Profit for the period from discontinued operations                       106.8
                                                                      ==========



4. Finance costs


                                                         6 months to
                                               30 September      30 September
                                                       2005              2004
                                                       EURm                EURm

Loan interest and related costs                        17.2              20.3
Amortisation of financing fees                          2.5               2.7
Write-off of financing fees                               -              13.7
Makewhole payments                                        -               5.8
Interest on pension scheme obligations                  4.7               2.2
Interest element of finance leases                      0.7               0.8
                                                   ----------        ----------
Total finance costs                                    25.1              45.5
                                                   ==========        ==========


5. Exceptional items

The following exceptional items have been charged to the income statement:

                                                         6 months to
                                                30 September     30 September
                                                        2005             2004
                                                        EURm               EURm

Redundancy, early retirement and other
restructuring costs                                    (55.6)            (3.2)
Impairment of property, plant and equipment             (7.3)               -
Loss relating to working capital reduction
programme                                                  -            (25.3)
Gain on disposal of property, plant and
equipment                                               31.4              2.1
                                                    ----------       ----------
                                                       (31.5)           (26.4)
                                                    ==========       ==========


Redundancy,  early retirement and other  restructuring  costs

On 4 May 2005, the Group announced a restructuring programme designed to remove excess capacity, improve manufacturing efficiency and enable the complete integration of Royal Doulton into the Group. The restructuring programme, which was funded by a rights issue, is expected to cost EUR90 million and is now underway and most of the programme will be implemented by March 2006.

Impairment of property, plant and equipment

As a result of the restructuring programme announced on 4 May 2005, the Dungarvan manufacturing facility in County Waterford, Ireland has been closed resulting in an impairment charge of EUR7.3 million.

Gain on disposal of property, plant and equipment

On 25 May 2005, the Group announced the disposal of under-utilised land surrounding the Waterford Crystal Sports and Social Centre which, together with the disposal of other surplus property, plant and equipment around the Group, gave rise to a gain on disposal of EUR31.4 million.


6. (Loss)/earnings per ordinary share


                                           6 months to
                           30 September                     30 September
                               2005                             2004
                      Loss    No. of    Per share   Profit/    No. of  Per share
                              shares                 (loss)    shares
                     EURm    millions     cents      EURm     millions   cents

Loss for the period
before exceptional
items, write-off
of financing fees,
makewhole payments
and amortisation
of intangibles        (64.4)  3,337.2       (1.93)   (48.4)    1,181.6    (4.10)
Exceptional items     (31.5)  3,337.2       (0.95)   (26.4)    1,181.6    (2.23)
Write-off of
financing fees            -   3,337.2           -    (13.7)    1,181.6    (1.16)
Makewhole
payments                  -   3,337.2           -     (5.8)    1,181.6    (0.49)
Amortisation
of intangibles         (1.1)  3,337.2       (0.03)    (0.6)    1,181.6    (0.05)
                     -------  -------      -------  -------    -------   -------
Loss attributable
to equity holders
of the Company on
continuing
operations            (97.0)  3,337.2       (2.91)   (94.9)    1,181.6    (8.03)
                     -------  -------      -------  -------    -------   -------
Profit attributable
to equity holders
of the Company on
discontinued
operations                -   3,337.2           -    106.8     1,181.6     9.04
                    =======   =======     =======  =======     =======   =======




7. Intangible assets - goodwill and brands



                                                                          EURm
At 1 April 2005                                                          125.2
Amortisation of brands                                                    (1.1)
Translation adjustments                                                    0.7
                                                                       ---------
At 30 September 2005                                                     124.8
                                                                       =========

8. Restructuring and rationalisation provision

                                                                          EURm
Balance at 1 April 2005                                                   17.5
Additional restructuring charge                                           55.6
Utilised during the period                                               (22.4)
Translation adjustments                                                    0.3
                                                                       ---------
At 30 September 2005                                                      51.0
                                                                       =========



9. Net debt

Net debt at 30 September 2005 comprising interest-bearing loans and borrowings, finance lease obligations, less cash and cash equivalents and unamortised debt issue costs amounted to EUR312.0 million (30 September 2004: EUR307.0 million).

10. Contingent liability

In calculating the taxation creditor at the period end, the Directors have taken into account the ability to utilise tax losses generated during the period to offset certain trading gains. In the event that the tax losses cannot be offset, additional taxation liabilities of up to EUR6.3 million may become payable.

Independent review report to Waterford Wedgwood plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 set out on pages 6 to13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange.

As disclosed in note 1, the next annual financial statements of the company will be prepared in accordance with accounting standards issued by the International Accounting Standards Board ("accounting standards") and adopted by the European Union. This financial information has been prepared in accordance with the basis of preparation and provisional accounting policies included in the Waterford Wedgwood plc restatement of financial information under International Financial Reporting Standards Report, as explained in note 1 to the financial information.

The provisional accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing full annual financial statements for the first time in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The accounting standards and the International Financial Reporting Interpretation Committee ("IFRIC") interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the Republic of Ireland. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers, Chartered Accountants
Dublin
12 December 2005


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:  12 December 2005